DAVID M. ROBINSON
Chief Compliance Officer

April 24, 2013

Securities and Exchange Commission
Attn:  Mr. Sonny Oh
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	American Fidelity Dual Strategy Fund, Inc.
(the “Fund”) – 485APOS
File Nos. 333-59185; 811-08873

Mr. Oh:

      On behalf of the Fund, I hereby request that the effective date for the Fund’s post-effective amendment no. 25 to its registration statement on Form N-1A, filed with the SEC on April 8, 2013 pursuant to Rule 485(a) under the Securities Act of 1933, be accelerated so that it will become effective on Wednesday, May 1, 2013.  We plan to file a post-effective amendment to the registration statement pursuant to Rule 485(b) under the Securities Act of 1933 on or before May 1, 2013, which post-effective amendment (1) will become effective on May 1, 2013 and (2) reflects the changes set forth in our letter dated April 19, 2013 filed as correspondence in response to comments received from your office.

In connection with the request for acceleration with respect to the above referenced filing, I acknowledge that: (1) should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (2) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Fund may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me at 405.523.5869 or Ms. Wheeler at 405.552.2273 should you need additional information.

Thank you very much for your consideration.

Sincerely,

/s/ David M. Robinson
David M. Robinson

cc:           David M. Carpenter
Jennifer Wheeler